August 1, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Kathleen Collins

Re:
Medidata Solutions, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 001-34387

Ladies and gentlemen:

Medidata Solutions, Inc. (the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 19, 2016, related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Business

Backlog, page 5

1.
In your response to prior comment 1 you indicate that you will present adjusted 12-month subscription backlog in future annual reports. As your expectations regarding intra-year renewals is solely your estimate and not based on objectively verifiable information, please exclude the measure from future filings.

Response: In response to the Staff’s comment, the Company confirms that it will continue to exclude the adjusted 12-month subscription backlog measure from its annual filings, consistent with past filings.

2.
We note your response to prior comment 1. As total backlog represents the amount of known future revenues, please confirm that in future Forms 10-K you will disclose the amount of total backlog as required by Item 101(c)(1)(viii) of Regulation S-K. Such disclosure may be accompanied by qualifying disclosure to explain how the specific timing and significance of contract renewals and increased contractual commitments may impact your presentation of total backlog.

Response: In response to the Staff’s comment, the Company confirms that it will disclose total backlog in its future annual filings, along with qualifying information (similar to that provided in the Company's letter dated July 1, 2016) to explain the potential impact of contract renewals and ramping contractual commitments on the total backlog measure.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 918-1800 or rbergmann@mdsol.com should you have further questions.

Sincerely,

/s/ Rouven Bergmann

Rouven Bergmann
Chief Financial Officer